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                                                                   EXHIBIT-99.2

BRASCAN                                                             NEWS RELEASE
CORPORATION




                 BRASCAN FILES PRELIMINARY SHELF DEBT PROSPECTUS


TORONTO, OCTOBER 24, 2001 - Brascan Corporation (BNN: NYSE, TSE) today announced that it has filed with the securities commissions in each province of Canada a preliminary short-form shelf prospectus which provides for the issuance of debt securities in an aggregate principal amount of up to US$500 million, over the 25-month effective life of the shelf.

The net proceeds received by the Company from this issuance will be used for general corporate purposes, including increasing its interests in its principal business units and the repayment of corporate debt.


                               * * * * * * * * * *

BRASCAN CORPORATION owns and operates real estate, power generating, natural resource and financial businesses, located principally in North and South America. The Company's goal is to build long term shareholder value by creating sustainable cash flows generated from high quality assets and by developing new opportunities for future growth. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.


For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

MEDIA:                         INVESTORS AND FINANCIAL ANALYSTS:

Robert J. Harding              Richard Legault
Chairman                       Senior Vice-President and Chief Financial Officer
416-363-9491                   416-956-5183

                               Katherine C. Vyse
                               Vice-President, Investor Relations
                               416-359-8246